901 E. Byrd Street

Suite 1600

Richmond, VA 23219

804-780-3000

July 29, 2013

VIA EDGAR CORRESPONDENCE

John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	James River Coal Company

Registration Statement on Form S-4

Filed June 18, 2013

File No. 333-189403

Response dated July 17, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 8, 2013

File No. 000-51129

Response dated July 12, 2013

Dear Mr. Reynolds:

James River Coal Company (the “Company”) hereby files this letter, via EDGAR, in response to the comment letter dated July 23, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), concerning the above-referenced filing.

We provide below responses to the Staff’s comments. These responses are keyed to correspond to the Staff’s comment letter, which we do by setting out below each of the Staff’s comments (in bold face type) followed by our response. The Company will separately file a pre-effective amendment to its above-referenced Form S-4 (the “Amendment”) reflecting our responses to the Staff’s comment letter, as discussed below, and respectfully requests that the Staff consider the responses in this letter before the Company files the Amendment.

Unless the context requires otherwise, references to “we”, “our”, “us”, “James River” or “the Company” in this letter refer to James River Coal Company and its wholly owned subsidiaries.

July 29, 2013

Form S-4

Summary, page 1

Recent Privately Negotiated Exchange Transactions, page 1

1.	We note your responses to prior comments 2 and 3 in our letter dated July 9, 2013. Please advise us whether the possibility of the registered exchange offer was discussed with the holders participating in the prior exchanges. We may have further comment upon reviewing your response.

Response:

We can confirm that the Company officers and personnel of Lazard, the Company’s financial advisors, that communicated with holders in the prior private exchange did not discuss the possibility that a registered exchange offer might take place at some later time. Before those individuals engaged in such communications with holders it was made clear that the potential of a future exchange offer was too speculative to suggest to any holders as a possibility and therefore should not be discussed.

Description of Material Differences Between the New Notes and the Existing 2015 Notes, page 65; Description of the Material Differences Between the New Notes and the Existing 2018 Notes, page 71

2.	Please add a discussion of the differences in the default and remedy provisions between the new notes and the existing notes.

Response:

The Company will add a discussion of the differences in the default and remedy provisions between the new notes and the existing notes under the captions “Description of Material Differences Between the New Notes and the Existing 2015 Notes” and “Description of the Material Differences Between the New Notes and the Existing 2018 Notes”, as applicable, by filing the Amendment.

The Amendment will reflect that the default provisions of the new notes and the existing notes are the same except 1) the existing notes include events of default relating to failure to provide certain notices relating to conversion and optional redemption (which notices are inapplicable with respect to the new notes), 2) differences in thresholds for certain judgment default and cross-default provisions, and 3) the new notes include events of defaults relating to failure to perform certain obligations under the Subsidiary Guarantees (which Subsidiary Guarantees are inapplicable for the existing notes).

July 29, 2013

The Amendment will reflect that the remedy provisions of the new notes and the existing notes are the same except that holders of new notes will have the benefit of the Subsidiary Guarantees.

Exhibits

Exhibit 5.1

3.	We note your response to comment 6 in our letter dated July 9, 2013 and we reissue the comment in part. It appears that the definitions of Guarantors and Subject Guarantors are such that clause (viii) of the first paragraph on page 2 scope out Virginia and New York. Please revise or advise. In addition, please clarify for us the meaning and purpose of clauses (b) and (e).

Response:

The term “Guarantors” does not include the parent issuer, James River Coal Company, which is the only entity organized under the laws of Virginia.  Further, there is no entity of the corporate family organized under the laws of New York (the KTS opinion covers New York law because the Indenture is governed by New York law).  Thus the subclause (viii) assumption of various matters with respect to the “Guarantors, other than the Subject Guarantors”, means that the assumption is taken with respect to the Guarantors that are organized in the four states that are covered by the two local counsel opinions (being Tennessee, Kentucky, West Virginia and Indiana), but it does not apply to the Guarantors organized in Delaware and North Carolina, which are the “Subject Guarantors” covered by the KTS opinion.  These six states (which do not include Virginia and New York) are the states of organization for all of the Guarantors.

Counsel will omit the assumptions contained on page 3, clause (b), and on page 4, clause (e), of counsel’s opinion by filing the Amendment.

Form 10-K

Management’s Discussion and Analysis, page 42

4.	We note your response to comment 7 of our letter dated July 3, 2013 and reissue the comment in part.
•	Please revise your Management’s Discussion and Analysis to provide additional discussion of the effect that the acquisition of International Resource Partners LP has had on your financial results and liquidity.

July 29, 2013

Response:

Upon completion of the International Resource Partners LP acquisition (IRP), we merged IRP’s operations into our existing Central Appalachia (CAPP) segment. As a result, the earnings attributable to IRP are not readily determinable due to the consolidation of IRP’s operations into the Company’s existing operations, fulfillment of historical IRP sales contracts between IRP operations and our legacy operations, and various intercompany transactions. It should be noted that one of the major impacts of the IRP acquisition was to provide the Company with access to additional metallurgical reserves. Specifically, as discussed on page 42 of our 10-K’s Management’s Discussion and Analysis, we note “the majority of our metallurgical coal was obtained in the April 18, 2011 acquisition (the IRP Acquisition) of International Resource Partners LP and its subsidiary companies.” We discuss on page 45 in the “Trends and Uncertainties In Our Business” both metallurgical and steam coal and our views with respect to these markets. We also provide information on page 47 of our 10-K the historical revenues and volume of shipments of metallurgical coal.

For the foregoing reasons, we respectfully submit that the effect of the IRP acquisition on the Company’s financial results is already addressed to the extent discernible in the 10-K.

To enhance an investor’s understanding of the impact of the IRP Acquisition on our liquidity and debt levels, we will modify in our remaining 2013 filings the discussion of liquidity that begins on page 53 of our Management Discussion and Analysis to add the following.

The following recent transactions have had an impact on our liquidity and debt levels.

•	In 2011, we raised $170.5 million of proceeds from an equity offering, $275.0 million from the issuance of the 7.875% Senior Notes and $230.0 million from the issuance of the 3.125% Convertible Senior Notes. The funds were used to fund the $516.0 million purchase price of the IRP Acquisition, repay $150.0 million of Senior Notes due in 2012, with the remainder available for general working capital purposes.

•	In 2012, we repurchased $5.0 million principal of 7.875% Senior Notes due in 2019, $25.0 million principal amount of the 3.125% Convertible Senior Notes due in 2018 and $31.3 million principal amount of the 4.5% Convertible Senior Notes due in 2015. The debt repurchases were made at a cost of $23.8 million, plus accrued interest of $0.8 million, in open market purchases.

•	In 2013, we issued $123.3 million principle amount of 10.00% Convertible Senior Notes due 2018 in exchange for $90.0 million principle amount of our 4.5% Convertible Senior Notes and $153.4 million principal amount of our 3.125% Convertible Senior Notes.

July 29, 2013

•	Additionally, please revise to provide approximate quantified disclosure of your actual Fixed Charge Coverage Ratio, “[i]f measured,” as compared to the range (1.10 to 1.00) required by the Revolver. Please advise us of any other financial ratios required by your outstanding debt.

Response:

In addition to the fixed Charge Coverage Ratio, our primary other financial covenant is a limit on our capital expenditures. Please note in our response to comment 7 of our letter dated July 12, 2013 in which we discuss our intention to revise our 10-K to provide quantified disclosures of our actual Fixed Charge Coverage Ratio. The disclosure covered by that response would also include discussion on the limit of our capital expenditures. That response stated the following:

To enhance and clarify the disclosure regarding covenant compliance, we will modify in future filings the wording on page 53 under the “Liquidity and Capital Resources” section of our Management Discussion and Analysis to specifically include information on our most restrictive covenants. Specifically, such disclosure will incorporate the wording on our Fixed Charge Coverage Ratio and limit on capital expenditures included in “Item 15 of Part IV, Financial Statements 4 — Long Term Debt and Interest Expense” on page F-17 of the Form 10-K.

The disclosure in “Item 15 of Part IV, Financial Statements 4 — Long Term Debt and Interest Expense” on page F-17 of the Form 10-K is as follows

The Revolver includes financial covenants that require the Company to maintain a minimum Fixed Charge Coverage Ratio of 1.10 to 1.00 and limit capital expenditures, each as defined by the agreement. The minimum Fixed Charge Coverage Ratio is only applicable if the sum of the Company’s unrestricted cash plus the availability under the Revolver falls below $35.0 million and would remain in effect until the sum of the Company’s unrestricted cash plus the availability under the Revolver exceeds $35.0 million for 90 consecutive days. Our actual Fixed Charge Coverage Ratio for year ended December 31, 2012 was -0.74 to 1.00. The limit on capital expenditures is only applicable if the Company’s unrestricted cash plus the availability under the Revolver falls below $50.0 million for a period of 5 consecutive days and would remain in effect until the Company’s unrestricted cash plus the availability under the Revolver exceeds $50.0 million for 90 consecutive days. These financial covenants were not applicable for the year ended December 31, 2012, as our unrestricted cash plus the availability under the Revolver exceeded the measurement thresholds.

* * * * * * * * * * *

We appreciate the Staff’s time and attention. Please direct any additional comments or questions to me at (804) 783-6285.

Sincerely, /s/ Samuel M. Hopkins, II Samuel M. Hopkins, II Vice President and Chief Accounting Officer